SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 (Amendment No.)


                              Z Trim Holdings, Inc.
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                                (Name of Issuer)


                        Common Stock, $0.00005 par value
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                         (Title of Class of Securities)


                                    988924205
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                                 (CUSIP Number)

                              Edward B. Smith, Jr.
                         c/o James S. Kemper Foundation
                         20 N. Wacker Drive, Suite 1823
                                Chicago, IL 60606
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               August 7, 2009 (1)
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(1) Edward B. Smith, Jr. first became a beneficial owner of more than 5% of the shares of Common Stock of Z Trim Holdings, Inc. on August 7, 2009. Edward B. Smith, Jr. is no longer the beneficial owner of any shares of Common Stock of Z Trim Holdings, Inc.

CUSIP No.         988924205
                  ---------------------
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Edward B. Smith, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [_]
                                                              (b) [x]

3. SEC USE ONLY

4. SOURCE OF FUNDS

   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

   0

8. SHARED VOTING POWER

   0

9. SOLE DISPOSITIVE POWER

   0

10.SHARED DISPOSITIVE POWER

   0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   0.0%

14.TYPE OF REPORTING PERSON

   IN


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CUSIP No.  988924205
           ---------------------
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Item 1.  Security and Issuer.

     The name of the issuer is Z Trim Holdings, Inc., an Illinois corporation (the "Issuer"). The address of the Issuer's offices is 1011 Campus Drive, Mundelein, Illinois 60060, United States of America. This Schedule 13D relates to the Issuer's Common Stock, par value $0.00005 per share (the "Shares").
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Item 2. Identity and Background.

     (a), (f) This Schedule 13D is being filed to report that Edward B. Smith, Jr. (the "Reporting Person"), a United States citizen, previously beneficially owned more than 20% of the Shares, but now beneficially owns 0% of the Shares.

     (b) The principal business address for the Reporting Person is c/o James S. Kemper Foundation, 20 N. Wacker Drive, Suite 1823, Chicago, IL 60606.

     (c) The Reporting Person is Associate Executive Director and Treasurer of the James S. Kemper Foundation, a private foundation focused on higher education.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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Item 3. Source and Amount of Funds or Other Consideration.

     As a result of the Reporting Person's previous purchases of 30 convertible note units of the Issuer (the "Note Units"), the Reporting Person was at one point deemed to beneficially own 750,000 Shares.

     Each Note Unit consisted of (i) a $10,000 24-month senior secured promissory note, bearing interest at the rate of 8% per annum and immediately convertible at the rate of $1.00 per share into 10,000 Shares (each, a "Note" and collectively, the "Notes") and (ii) one five-year warrant to immediately purchase 15,000 Shares per Unit at an exercise price of $1.50 per Share (each, a "Warrant", and collectively, the "Warrants"). For a form of the Notes, please see Exhibit 4.2 to the Form 8-K, filed by the Issuer on April 21, 2009. For a form of the Warrants, please see Exhibit 4.3 to the same Form 8-K.

     The Reporting Person used personal funds to purchase the 30 Note Units, which were held in an individual retirement account. No borrowed funds were used to purchase these Note Units. The total cost for these 30 Note Units was $300,000.
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Item 4. Purpose of Transaction.

     The Note Units previously held by the Reporting Person were acquired for, and were held for, investment purposes only. The acquisitions of the Note Units were made in the ordinary course of the Reporting Person's investment activities.

     The Reporting Person currently has no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer;
(g) any change in the Issuer's charter or by-laws; (h) the Shares ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Person, however, reserves the right, at a later date, to effect one or more of such changes or transactions in the number of Shares he may be deemed to beneficially own.
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Item 5. Interest in Securities of the Issuer.

     (a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 0 Shares.

     (c) The trading dates, number of Notes and Warrants purchased and sold and the related price for all transactions in the Notes and Warrants during the past 60 days by the Reporting Person are set forth in Exhibit A.

     (e) As of October 15, 2009, the Reporting Person ceased to be the beneficial owner of more than 5% of the Shares.
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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

     The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

         Exhibit A:  Schedule of Transactions in the Shares of the Issuer

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




                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      October 26, 2009
                                                 -------------------------------
                                                       (Date)


                                                 /s/ Edward B. Smith, Jr.
                                                 ---------------------
                                                 Edward B. Smith, Jr.



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A


            TRANSACTIONS IN THE CONVERTIBLE NOTES DURING PAST 60 DAYS
            ---------------------------------------------------------


        Date of
      Transaction            Number Purchased/ (Sold)              Price ($)

      9/02/2009                       15                               (1)
      10/15/2009                     (30)                              (2)


                TRANSACTIONS IN THE WARRANTS DURING PAST 60 DAYS
                ------------------------------------------------

        Date of
      Transaction            Number Purchased/ (Sold)              Price ($)

      9/02/2009                       15                               (1)
      10/15/2009                     (30)                              (2)


(1) On September 02, 2009, the Reporting Person purchased 15 Note Units from the Issuer for $150,000, pursuant to a subscription agreement. The Note Units are each comprised of (i) one $10,000 24-month senior secured promissory note, bearing interest at the rate of 8% per annum and immediately convertible at the rate of $1.00 per share into 10,000 Shares and (ii) one five-year warrant to immediately purchase 15,000 Shares per Unit at an exercise price of $1.50 per Share.

(2) On October 15, 2009, the Reporting Person contributed 30 Note Units to Brightline Ventures in exchange for membership interests in Brightline Ventures.



SK 25128 0004 1040915